SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of,        June 2008
Commission File Number 000-29898
Research In Motion Limited

(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F ☐     Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document

1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended May 31, 2008

2	Consolidated Financial Statements for the Three Months Ended May 31, 2008

3	Canadian Forms 52-109F2 — Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), and on April 28, 2008 (File No. 333-150470).

DOCUMENT 1

RESEARCH IN MOTION LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MAY 31, 2008
June 27, 2008
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the three months ended May 31, 2008 and the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended March 1, 2008. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.
RIM has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three months ended May 31, 2008 and up to and including June 27, 2008.
Additional information about the Company, including the Company’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Special Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:
•	the Company’s plans and expectations with respect to matters relating to its historical stock option granting practices, including regulatory investigations and litigation in connection therewith;

•	the Company’s expectations regarding the average selling price (“ASP”) of its BlackBerry devices;

•	the Company’s estimates regarding revenue sensitivity for the effect of a change in ASP;

•	the Company’s estimates regarding its effective tax rate;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.
     The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends,

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F (copies of such filings may be obtained at www.sedar.com and www.sec.gov):
•	risks related to the restatement of RIM’s previously filed financial statements as a result of its internal review of its stock option granting practices, and regulatory investigations or litigation relating to those matters, including possible sanctions or penalties against the Company or its directors or officers;

•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	RIM’s ability to enhance current products and develop new products;

•	RIM’s ability to establish new, and to build on existing, relationships with its network carrier partners and distributors;

•	RIM’s dependence on its carrier partners to grow its BlackBerry subscriber account base;

•	RIM’s dependence on a limited number of significant customers;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	RIM’s ability to manage production facilities and its reliance on third-party manufacturers for certain products;

•	RIM’s reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	the continued quality and reliability of RIM’s products and services;

•	risks associated with RIM’s expanding foreign operations;

•	restrictions on import and use of RIM’s products in certain countries due to encryption of the products and services;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	risks associated with acquisitions, investments and other business initiatives;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or that RIM may be required to reduce its prices to compete effectively;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	reliance on third-party network infrastructure developers and software platform vendors;

•	foreign exchange risks;

•	changes in interest rates affecting RIM’s investment portfolio and the creditworthiness of its investment portfolio;

•	government regulation of wireless spectrum and radio frequencies;

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•	the costs and burdens of compliance with new government regulations;

•	continued use and expansion of the Internet;

•	regulation, certification and health risks, and risks relating to the misuse of RIM’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations; and

•	difficulties in forecasting RIM’s quarterly financial results and the growth of its subscriber base.
These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Overview
RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless solution, software development tools, and other hardware and software. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.
Sources of Revenue
RIM’s primary revenue stream is its BlackBerry wireless solution, which includes sales of wireless devices, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, Lotus Notes®, Novell® GroupWise®, MSN®/Hotmail, Yahoo! Mail®, POP3/ISP email and others.
RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (PIM) including contact, calendar, tasks and memo functionality, which can synchronize with the user’s desktop PIM system, and web-browsing capability. Certain BlackBerry devices also include multimedia capabilities.
RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether the subscriber account should have an active status. That carrier is charged a service fee for each subscriber account each month with substantially all service fees having no regard to the amount

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
of data traffic the subscriber account passes over the BlackBerry architecture.  If a carrier informs RIM to deactivate the subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing from the date of notification of deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, the carrier’s responsibility to report changes to the subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.
An important part of RIM’s BlackBerry wireless platform is the software that is installed on corporate servers. Software revenues include fees from (i) licensing RIM’s BlackBerry Enterprise Server™ (“BES”) software; (ii) client access licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.
RIM also offers the BlackBerry Connect™ and BlackBerry Built-In™ Licensing Programs, which enable leading device manufacturers to equip their handsets with BlackBerry functionality, in order that users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry architecture to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications. BlackBerry Built-In technology enables leading manufacturers to incorporate popular BlackBerry applications into their mobile phones and handheld devices in addition to supporting “push”-based BlackBerry wireless services.
Revenues are also generated from sales of accessories, repair and maintenance programs and non-recurring engineering services (“NRE”).
Critical Accounting Policies and Estimates
General
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.
The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee. There have been no material changes to the Company’s critical accounting policies and estimates from those disclosed in the Company’s annual MD&A for the fiscal year ended March 1, 2008 other than the adoption of Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements in the first quarter of fiscal 2009.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007, except as amended by Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) SFAS 157-1 and FSP SFAS 157-2 which is effective for fiscal years beginning after November 15, 2008.  FSP SFAS 157-1 and FSP SFAS 157-2 allows partial adoption relating to fair value measurements for non-financial assets and liabilities that are not measured at fair value on a recurring basis.   Effective March 2, 2008, the Company adopted SFAS 157, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP SFAS 157-2 with the impact described in note 3 to the Consolidated Financial Statements.  The Company will adopt the remaining portion of SFAS 157 in the first quarter of fiscal 2010 and is currently evaluating the impact this adoption will have on its consolidated financial statements and the accompanying notes.
Restatement of Previously Issued Financial Statements
Overview
As discussed in greater detail under “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements” in the MD&A for the fiscal year ended March 3, 2007 and Note 4 to the audited consolidated financial statements of the Company for the fiscal year ended March 3, 2007, the Company restated its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the “Restatement”), to reflect additional non-cash stock compensation expense relating to certain stock-based awards granted prior to the adoption of the Company’s stock option plan on December 4, 1996 (as amended from time to time, the “Stock Option Plan”) and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The Restatement did not result in a change in the Company’s previously reported revenues, total cash and cash equivalents or net cash provided from operating activities.
The Restatement is the result of a voluntary internal review (the “Review”) by the Company of its stock option granting practices, which was commenced under the direction of the Audit Committee of the Company’s Board of Directors, at the initiative of Dennis Kavelman, the Company’s former Chief Financial Officer (now the Company’s Chief Operating Officer — Administration and Operations), with the support of Jim Balsillie, the Co-Chief Executive Officer of the Company, and the executive management team of the Company. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the remaining two members of the Audit Committee as a special committee of independent directors of the Board of Directors (the “Special Committee”). The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. The Special Committee also reviewed stock based awards granted prior to the adoption of the Stock Option Plan.
The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Stock Option Plan until February 27, 2002, which resulted in variable accounting treatment, (2) the misapplication of U.S. GAAP in the accounting for certain

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
share awards granted prior to the adoption of the Stock Option Plan, which also resulted in variable accounting treatment and (3) the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules. The Special Committee did not find intentional misconduct on the part of any director, officer or employee responsible for the administration of the Company’s stock option grant program.
Each of the SEC, the Ontario Securities Commission (“OSC”) and the office of the United States Attorney for the Southern District of New York (the “USAO”) has commenced investigations in connection with the Company’s stock option granting practices. The Company intends to continue to cooperate with each of these agencies.
Actions Taken as a Result of the Review
As previously disclosed, the Board of Directors, based on the recommendations of the Special Committee, has implemented, or is in the process of implementing, a number of measures in response to the findings of the Special Committee, including measures that are designed to enhance the oversight and corporate governance of the Company and to strengthen the Company’s control over its stock option granting process in particular. These measures include:
•	Benefits from Option Grants – All directors and each of RIM’s co-Chief Executive Officers and Chief Operating Officers (“c-level officers”) agreed in respect of options that were incorrectly priced to return any benefit on previously exercised options and to reprice unexercised options that were incorrectly priced. All vice presidents of the Company were asked to agree to similar treatment for their options that have dating issues, where those options were granted after the employee’s commencement of employment and in the employee’s capacity as vice presidents. All of the stock options held by directors, c-level officers and vice presidents that were subject to such repricing have been repriced, and the Company received $8.7 million, including interest, in restitution payments from its directors, c-level officers and vice presidents in fiscal 2008.

•	Changes to the Company’s Stock Option Granting Practices — In June 2007, the Board of Directors approved a formal policy on granting equity awards, the details of which are described in the Company’s Management Information Circular, dated May 28, 2008 (the “Management Information Circular”), a copy of which can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov. In addition, in July 2007, the Board of Directors determined to exclude non-employee directors from future stock option grants.

•	Changes to the Company’s Board of Directors, Board Committees and Organizational Structure — In accordance with the Special Committee’s recommendations and other considerations, the Board of Directors has established a new Oversight Committee, separated the roles of Chairman and CEO, implemented other changes to the Company’s Board, Audit Committee, Compensation Committee,

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
and Nominating Committee, and has changed various management roles. In addition to Ms. Barbara Stymiest and Mr. John Wetmore, who became directors of the Company in March 2007, Mr. David Kerr and Mr. Roger Martin were elected as directors of the Company at the annual general meeting of the Company on July 17, 2007. Each of the new directors is “independent” within the meaning of applicable securities laws and stock exchange rules. As previously disclosed, each of Mr. Douglas Fregin, Mr. Kendall Cork and Dr. Douglas Wright did not stand for re-election at the Annual General Meeting of the Company. Mr. Cork and Dr. Wright were appointed to the honorary position of Director Emeritus of the Board effective July 17, 2007 in recognition of their substantial contributions to the Company over many years.
Other Changes — The Company has established an internal audit department and an individual commenced employment with the Company in the fourth quarter of fiscal 2008 in the position of Senior Vice President, Internal Audit. This new officer reports directly to the chair of the Audit Committee as well as administratively to the Co-Chief Executive Officer, Jim Balsillie. Additionally, the Company is enhancing its capabilities in U.S. GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions to be filled, respectively, by an employee with expertise in U.S. GAAP and an employee with expertise in securities disclosure and compliance. The latter employee will be responsible for administering RIM’s stock option granting program and a candidate selection process is underway to fill this position. Two finance employees have recently joined the Company with U.S. GAAP expertise and the Company will continue to expand its capabilities in this area as required.
Review Costs
Included in the Company’s selling, marketing and administrative expenses in fiscal 2007 and fiscal 2008 are legal, accounting and other professional costs incurred by the Company as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement, and the regulatory investigations and litigation related thereto.
Mr. Jim Balsillie and Mr. Mike Lazaridis, the Company’s Co-Chief Executive Officers, voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing CAD $10.0 million (CAD $5.0 million each) of those costs. The Company received these voluntary payments in the second quarter of fiscal 2008, which were recorded net of income taxes as an increase to paid-in capital. In addition, as part of the Notice of Application that was filed with the Ontario Superior Court of Justice-Commercial List by a pension fund shareholder, seeking various orders against the Company and named directors, the Company and the other defendants entered into an agreement with the shareholder to settle the Application and a proposed derivative action. Under the settlement, among other things, RIM agreed to the payment of CAD $1.1 million on account of the shareholder’s legal costs, and consistent with their earlier voluntary agreement (described above and in RIM’s March 5, 2007 press release summarizing the results of the Review) to contribute CAD $5.0 million each to defray the costs incurred by RIM in connection with the Review, RIM’s co-CEO’s, Jim Balsillie and Mike Lazaridis, agreed to pay RIM a further CAD $2.5 million each to defray the Review costs incurred by RIM. The Company received these voluntary payments of CAD $2.5 million each in the third quarter of fiscal 2008, which were recorded net of income taxes as an increase to paid-in capital.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Risks Related to the Company’s Historical Stock Option Granting Practices
As a result of the events described above, the Company has become subject to the following significant risks, each of which could have a material adverse effect on the Company’s business, financial condition and results of operations:
•	The Company’s stock option granting practices are subject to ongoing investigations by the SEC, the OSC and the USAO. The investigations and requests for information, including interviews with the Company’s management and others, have required significant management attention and resources. The period of time necessary to resolve the investigations or to adequately respond to requests for information is uncertain, and these matters could require significant additional attention and resources that could otherwise be devoted to the operation of the Company’s business. While it is not possible to predict at this time what action may result from the investigations or inquiries, the Company anticipates that RIM or certain of its directors or officers may be subject to potential enforcement action and could be subject to other potential risks and outcomes as described below. If the securities regulators or the USAO determine that a violation of securities or other laws may have occurred, or has occurred, the Company or its officers and directors may receive notices regarding potential enforcement action or prosecution and could be subject to civil or criminal penalties or other remedies. For example, the Company or its officers could be required to pay substantial damages, fines or other penalties, the regulators could seek an injunction against the Company or seek to ban an officer or director of the Company from acting as such, or the USAO could seek to impose criminal sanctions against the Company or its officers or directors if it determines that there was an intent to violate securities or other laws, any of which actions would have a material adverse effect on the Company. There can be no assurance that other regulatory agencies in the United States, Canada or elsewhere will not make inquiries about, or commence investigations into, matters relating to the Company’s stock option practices.

•	As previously disclosed, the Company was served with an application filed by a pension fund shareholder in Ontario, Canada, which, among other things, sought to commence a shareholder derivative action relating to the Company’s historical option granting practices, and also made certain demands with respect to the conduct and scope of the Review. Such action was settled in the third quarter of fiscal 2008. On November 5, 2007, the Ontario Superior Court of Justice granted an order approving the settlement and issuing a representation order that binds all RIM shareholders to the terms of the agreement, except for those who had opted out. Approximately one hundred shareholders opted out of the settlement. Those who disclosed the number of shares held by them indicated that, combined, the opt-out shareholders hold approximately 27,400 shares (approximately 0.005% of all outstanding shares). However, certain opt-out shareholders did not disclose the number of shares held by them. On December 10, 2007, the Ontario Superior Court of Justice issued an order extending the opt-out deadline to January 22, 2008 for customers of Goldman Sachs Exchange & Clearing L.P., who did not receive notice of the settlement in the initial mailing. As a result of that extension, additional shareholders holding 47,080 shares as at the record date opted out. While that lawsuit has been settled, additional lawsuits, including purported class actions and additional derivative actions, may be filed relating to the Company’s stock option granting practices. The amount of time to resolve any such lawsuits is unpredictable, and defending against such lawsuits could require significant additional attention and resources that could otherwise be devoted to the operation of the Company’s business. In

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
addition, an unfavorable outcome in any such litigation could have a material adverse effect on the Company’s business, financial condition and results of operations.

•	The Company could incur significant liabilities in connection with any litigation relating to its stock option granting practices, which liabilities may not be covered by insurance. In addition, the Company has indemnity obligations (including for legal expenses) for former and current directors, officers and employees, which are described in greater detail in the Company’s Management Information Circular dated May 28, 2008.

•	As noted above, in connection with the Restatement, the Company has applied judgment in choosing whether to revise measurement dates for prior stock option grants. While the Company believes it has made appropriate judgments in determining the correct measurement dates for its stock option grants in connection with the Restatement, the issues surrounding past stock option grants and financial statement restatements are complex and guidance in these areas may continue to evolve. If new guidance imposes additional or different requirements or if the SEC or the OSC disagrees with the manner in which the Company has accounted for and reported the financial impact, there is a risk the Company may have to further restate its prior financial statements, amend its filings with the SEC or the OSC (including the Consolidated Financial Statements and this MD&A), or take other actions not currently contemplated. Additionally, if the SEC or the OSC disagrees with the manner in which the Company has accounted for and reported the financial impact of past option grants, there could be delays in subsequent filings with the SEC or the OSC.

•	The Company may face challenges in hiring and retaining qualified personnel due to the Restatement, the investigations relating to the Company and any potential tax consequences to employees who received grants of stock options with incorrect accounting measurement dates. In addition, restrictions on the Company’s ability to grant stock options to new employees under its policy on granting equity awards, which provides for quarterly grants of stock options except in limited and exceptional circumstances, may make it more difficult for the Company to attract new employees. The loss of the services of any of the Company’s key employees or challenges in hiring new employees could have a material adverse effect on its business and growth prospects. In addition, the Company may receive claims by employees who may be subject to adverse tax consequences as a result of errors in connection with stock option grants.
Summary Results of Operations — First Quarter Fiscal 2009 Compared to the First Quarter of Fiscal 2008
The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated, as well as unaudited consolidated balance sheet data, which is expressed in thousands of dollars, as at May 31, 2008 and June 2, 2007.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	As at and for the Three Months Ended
					Change
					Q1 Fiscal
	May 31, 2008		June 2, 2007		2009/2008
	(in thousands, except for per share amounts)

Revenue	$2,242,565	100.0%	$1,081,911	100.0%	$1,160,654

Cost of sales	1,105,208	49.3%	521,841	48.2%	583,367

Gross margin	1,137,357	50.7%	560,070	51.8%	577,287

Expenses

Research and development	127,776	5.7%	74,934	6.9%	52,842
Selling, marketing and administration	326,592	14.6%	177,483	16.4%	149,109
Amortization	36,552	1.6%	23,795	2.2%	12,757

	490,920	21.9%	276,212	25.5%	214,708

Income from operations	646,437	28.8%	283,858	26.2%	362,579

Investment income	18,977	0.8%	16,447	1.5%	2,530

Income before income taxes	665,414	29.7%	300,305	27.8%	365,109

Provision for income taxes	182,899	8.2%	77,085	7.1%	105,814

Net income	$482,515	21.5%	$223,220	20.6%	$259,295

Earnings per share (1)
Basic	$0.86		$0.40		$0.46

Diluted	$0.84		$0.39		$0.45

Weighted-average number of shares outstanding (000’s)
Basic	563,564		557,853
Diluted	574,650		571,062

Total assets	$5,863,339		$3,515,516		$2,347,823
Total liabilities	$1,426,985		$775,936		$651,049
Total long-term liabilities	$92,695		$79,154		$13,541
Shareholders’ equity	$4,436,354		$2,739,580		$1,696,774

Notes:

(1)	Basic and diluted earnings per share and basic and diluted weighted-average number of shares outstanding for the first quarter of fiscal 2008, as presented in the table above, reflect the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008. The Company has not paid any cash dividends during the last two fiscal years.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary
Revenue for the first quarter of fiscal 2009 was $2.24 billion, an increase of $1.16 billion, or 107.3%, from $1.08 billion in the first quarter of fiscal 2008. The number of BlackBerry devices sold increased by approximately 3.0 million, or 123.4%, to approximately 5.4 million in the first quarter of fiscal 2009, compared to approximately 2.4 million in the first quarter of fiscal 2008. Device revenue increased by $1.01 billion, or 123.1%, to $1.84 billion, reflecting primarily the higher number of devices sold. Service revenue increased by $118.8 million to $292.4 million, reflecting the Company’s increase in BlackBerry subscriber accounts since the first quarter of fiscal 2008. Software revenue increased by $12.1 million to $66.5 million in the first quarter of fiscal 2009.
The Company’s net income for the first quarter of fiscal 2009 was $482.5 million, an increase of $259.3 million, or 116.2%, in the first quarter of fiscal 2009, compared to net income of $223.2 million in the first quarter of fiscal 2008. Basic earnings per share (“basic EPS”) was $0.86 and diluted earnings per share (“diluted EPS”) was $0.84 in the first quarter of fiscal 2009 compared to $0.40 basic EPS and $0.39 diluted EPS in the first quarter of fiscal 2008, reflecting a 115.0% increase compared to fiscal 2008. Basic and diluted earnings per share for the first quarter of fiscal 2008 reflect the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008. The $259.3 million increase in net income in the first quarter of fiscal 2009 primarily reflects an increase in gross margin in the amount of $577.3 million, resulting primarily from the increased number of device shipments, which was partially offset by an increase of $202.0 million in the Company’s research and development expenses and sales and marketing programs.
A more comprehensive analysis of these factors is contained in “ Results of Operations”
Selected Quarterly Financial Data
The following table sets forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended May 31, 2008. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	Fiscal Year 2009	Fiscal Year 2008				Fiscal Year 2007
	First	Fourth	Third	Second	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(in thousands, except per share data)

Revenue	$2,242,565	$1,882,705	$1,672,529	$1,372,250	$1,081,911	$930,393	$835,053	$658,541
Gross margin	$1,137,357	$968,222	$847,872	$704,417	$560,070	$497,358	$452,631	$370,085

Research and development,
Selling, marketing and administration, and Amortization	490,920	403,768	357,978	311,464	276,212	256,454	228,087	190,582
Investment income	(18,977)	(20,114)	(23,816)	(18,984)	(16,447)	(14,794)	(12,666)	(12,606)

Income before income taxes	665,414	584,568	513,710	411,937	300,305	255,698	237,210	192,109

Provision for income taxes	182,899	172,067	143,249	124,252	77,085	68,314	62,018	51,957

Net income	$482,515	$412,501	$370,461	$287,685	$223,220	$187,384	$175,192	$140,152

Earnings per share (1)
Basic	$0.86	$0.73	$0.66	$0.51	$0.40	$0.34	$0.32	$0.25

Diluted	$0.84	$0.72	$0.65	$0.50	$0.39	$0.33	$0.31	$0.25

Research and development	$127,776	$104,573	$92,150	$88,171	$74,934	$67,321	$61,184	$55,846
Selling, marketing and administration	326,592	267,881	238,175	197,943	177,483	167,112	146,569	116,283
Amortization	36,552	31,314	27,653	25,350	23,795	22,021	20,334	18,453

	$490,920	$403,768	$357,978	$311,464	$276,212	$256,454	$228,087	$190,582

Notes:

(1)	Basic and diluted earnings per share reflect the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008. The Company has not paid any cash dividends during the last two fiscal years.
Results of Operations
Three months ended May 31, 2008 compared to the three months ended June 2, 2007
Revenue
Revenue for the first quarter of fiscal 2009 was $2.24 billion, an increase of $1.16 billion, or 107.3%, from $1.08 billion in the first quarter of fiscal 2008.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
     A comparative breakdown of the significant revenue streams is set forth in the following table:

					Change - Fiscal
	Q1 Fiscal 2009		Q1 Fiscal 2008		2009/2008

Number of devices sold	5,398,000		2,416,000		2,982,000	123.4%

Average Selling Price (“ASP”)	$341		$341		$—	—

Revenues

Devices	$1,838,337	82.0%	$824,053	76.2%	$1,014,284	123.1%
Service	292,376	13.0%	173,585	16.0%	118,791	68.4%
Software	66,541	3.0%	54,467	5.0%	12,074	22.2%
Other	45,311	2.0%	29,806	2.8%	15,505	52.0%

	$2,242,565	100.0%	$1,081,911	100.0%	$1,160,654	107.3%

Device revenue increased by $1.01 billion, or 123.1%, to $1.84 billion, or 82.0% of consolidated revenue, in the first quarter of fiscal 2009 compared to $824.1 million, or 76.2%, of consolidated revenue in the first quarter of fiscal 2008. This increase in device revenue over the prior year is primarily attributable to a volume increase of approximately 3.0 million units, or 123.4%, to approximately 5.4 million devices in the first quarter of fiscal 2009 compared to approximately 2.4 million devices in the first quarter of fiscal 2008. ASP was $341 in both the first quarter of fiscal 2009 and the first quarter of fiscal 2008. The Company currently expects ASP to be marginally higher in the second quarter of fiscal 2009 when compared to the first quarter of fiscal 2009, however, as RIM expands its market focus into the consumer market and as the technology continues to mature, the Company expects the ASP to decline. ASP is dependent on projected future sales volumes, device mix, new device introductions for the Company’s enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.
The Company estimates that a $10, or 2.9%, change in overall ASP would result in a quarterly revenue change of approximately $54 million, based upon the Company’s volume of devices shipped in the first quarter of fiscal 2009.
Service revenue increased $118.8 million, or 68.4%, to $292.4 million and comprised 13.0% of consolidated revenue in the first quarter of fiscal 2009 compared to $173.6 million, or 16.0% of consolidated revenue in the first quarter of fiscal 2008, reflecting the Company’s increase in BlackBerry subscriber accounts since the first quarter of fiscal 2008. BlackBerry subscriber account additions were approximately net 2.3 million for the first quarter of fiscal 2009 compared to approximately net 1.2 million for the comparable period last year. The total BlackBerry subscriber account base at the end of the first quarter of fiscal 2009 was over 16 million compared to approximately 9 million at the end of the first quarter of fiscal 2008. The percentage of the subscriber account base outside of North America at the end of the first quarter of fiscal 2009 was approximately 33%.
Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $12.1 million, or 22.2%, to $66.5 million in the first quarter of fiscal 2009 from $54.5 million in the first quarter of fiscal 2008.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Other revenue, which includes accessories, non-warranty repairs and NRE, increased by $15.5 million to $45.3 million in the first quarter of fiscal 2009 compared to $29.8 million in the first quarter of fiscal 2008. The majority of the increase was attributable to increases in accessories and non-warranty repair.
Gross Margin
Gross margin increased by $577.3 million, or 103.1%, to $1.14 billion, or 50.7% of revenue, in the first quarter of fiscal 2009, compared to $560.1 million, or 51.8% of revenue, in the same period of the previous fiscal year. The decrease of 1.1% in consolidated gross margin percentage was primarily due to a higher percentage of device shipments which comprised 82.0% of the total revenue mix in the first quarter of fiscal 2009 compared to 76.2% in the same period of fiscal 2008. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage. The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.
Research and Development, Selling, Marketing and Administration, and Amortization Expense
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended May 31, 2008, compared to the quarter ended March 1, 2008 and the quarter ended June 2, 2007. The Company believes it is meaningful to provide a comparison between the first quarter of fiscal 2009 and the fourth quarter of fiscal 2008 given the quarterly increases in revenue realized by the Company during fiscal 2009 and 2008.

	Three Month Fiscal Periods Ended

	May 31, 2008		March 1, 2008		June 2, 2007
		% of		% of		% of
	$	Revenue	$	Revenue	$	Revenue

Revenue	$2,242,565		$1,882,705		$1,081,911

Research and development	$127,776	5.7%	$104,573	5.6%	$74,934	6.9%
Selling, marketing and administration	326,592	14.6%	267,881	14.2%	177,483	16.4%
Amortization	36,552	1.6%	31,314	1.7%	23,795	2.2%

	$490,920	21.9%	$403,768	21.4%	$276,212	25.5%

Research and Development
Research and development expenditures consist primarily of salaries and benefits for technical personnel, new

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
product development costs, travel, office and related infrastructure costs and recruiting.
Research and development expenditures increased by $52.8 million to $127.8 million, or 5.7% of revenue, in the first quarter of fiscal 2009, compared to $74.9 million, or 6.9% of revenue, in the first quarter of fiscal 2008. The majority of the increases during the first quarter of fiscal 2009, compared to the first quarter of fiscal 2008, were attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, new product development costs, travel and office and related staffing infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administrative expenses consist primarily of, marketing, advertising and promotion, salaries and benefits, external advisory fees, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administrative expenses increased by $149.1 million to $326.6 million for the first quarter of fiscal 2009 compared to $177.5 million for the comparable period in fiscal 2008. As a percentage of revenue, selling, marketing and administrative expenses decreased to 14.6% in the first quarter of fiscal 2009 compared to 16.4% in the first quarter of fiscal 2008. The net increase of $149.1 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefits expenses primarily as a result of increased personnel, external advisory fees, office and related staffing infrastructure costs and travel expenses.
Amortization
Amortization expense relating to certain capital and all intangible assets other than licenses increased by $12.8 million to $36.6 million for the first quarter of fiscal 2009 compared to $23.8 million for the comparable period in fiscal 2008. The increased amortization expense primarily reflects the impact of amortization expense with respect to capital and certain intangible asset expenditures incurred primarily during the last three quarters of fiscal 2008 and also incremental amortization with respect to capital and certain intangible asset expenditures incurred during the first quarter of fiscal 2009 .
Cost of sales
Amortization expense with respect to capital assets employed in the Company’s manufacturing operations and BlackBerry service operations increased to $15.0 million in the first quarter of fiscal 2009 compared to $10.3 million in the first quarter of fiscal 2008 and is charged to Cost of sales in the Consolidated Statements of Operations. The increased amortization expense in the first quarter of fiscal 2009 primarily reflects the impact of amortization expense with respect to these capital asset expenditures incurred during the last three quarters of fiscal 2008 and also incremental amortization with respect to capital asset expenditures incurred during the first quarter of fiscal 2009.
Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $5.2 million in the first quarter of fiscal 2009 compared to $3.7 million in the first quarter of fiscal 2008.
Total amortization expense with respect to Intangible assets was $16.5 million in the first quarter of fiscal 2009 compared to $8.2 million in the first quarter of fiscal 2008. See also Note 6 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investment Income
Investment income increased by $2.6 million to $19.0 million in the first quarter of fiscal 2009 from $16.4 million in the first quarter of fiscal 2008. The increase primarily reflects the increase in cash and cash equivalents, short-term investments and long-term investments when compared to the prior year, offset by decreases in yields due to lower interest rates. See also “Liquidity and Capital Resources”.
Income Taxes
For the first quarter of fiscal 2009, the Company’s income tax expense was $182.9 million, resulting in an effective tax rate of 27.5% compared to income tax expense of $77.1 million or an effective tax rate of 25.7% for the same period last year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The first quarter fiscal 2009 effective tax rate was approximately 2% lower than expected due to the impact of foreign exchange relating to certain balance sheet items. Management anticipates the Company’s effective tax rate for the remainder of fiscal 2009 to be approximately 29% to 30%. The Company’s effective tax rate could move outside this range depending on foreign exchange rate fluctuations. The lower effective tax rate in the first quarter of fiscal 2008 was primarily due to the favorable impact of the significant depreciation of the U.S. dollar relative to the Canadian dollar.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
Net income was $482.5 million, or $0.86 basic EPS and $0.84 diluted EPS, in the first quarter of fiscal 2009 compared to net income of $223.2 million, or $0.40 basic EPS and $0.39 diluted EPS, in the first quarter of fiscal 2008.
The $259.3 million increase in net income in the first quarter of fiscal 2009 reflects primarily an increase in gross margin in the amount of $577.3 million, which was offset in part by an increase of $202.0 million in the Company’s investments in research and development expenses and sales and marketing programs.
The weighted average number of shares outstanding was 563.6 million common shares for basic EPS and 574.7 million common shares for diluted EPS for the quarter ended May 31, 2008 compared to 557.9 million common shares for basic EPS and 571.1 million common shares for diluted EPS for the same period last year. Both the weighted average number of shares outstanding and the basic and diluted EPS for the quarter ended June 2, 2007 reflect the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Common Shares Outstanding
On June 24, 2008, there were 564.5 million common shares, 14.6 million options to purchase common shares and 5,000 Restricted Share Units outstanding.
Financial Condition
Liquidity and Capital Resources
Cash and cash equivalents, short-term investments and long-term investments decreased by $267.4 million to $2.08 billion as at May 31, 2008 from $2.34 billion as at June 2, 2007. The majority of the Company’s cash and cash equivalents, short-term investments and long-term investments are denominated in U.S. dollars as at May 31, 2008.
A comparative summary of cash and cash equivalents, short-term investments and long-term investments is set out below.

	As at
			Change - Fiscal
	May 31, 2008	March 1, 2008	2009/2008

Cash and cash equivalents	$984,217	$1,184,398	$(200,181)
Short-term investments	391,939	420,709	(28,770)
Long-term investments	700,400	738,889	(38,489)

Cash and cash equivalents, short-term investments and long-term investments	$2,076,556	$2,343,996	$(267,440)

Three months ended May 31, 2008 compared to the three months ended June 2, 2007
Operating Activities
Cash flow provided by operating activities was $5.5 million in the first quarter of fiscal 2009 compared to cash flow provided by operating activities of $225.3 million in the preceding fiscal year, representing a decrease of $219.8 million primarily reflecting the payment in the first quarter of fiscal 2009 of approximately $460 million for income taxes relating to fiscal 2008. The table below summarizes the key components of this net decrease.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	Three Months Ended
			Change-Fiscal
	May 31, 2008	June 2, 2007	2009/2008

Net income	$482,515	$223,220	$259,295
Amortization	56,679	37,716	18,963
Deferred income taxes	(42,751)	(48,795)	6,044
Stock-based compensation	9,900	5,300	4,600

Changes in:
Trade receivables	(252,409)	(145,720)	(106,689)
Other receivables	(23,802)	(17,386)	(6,416)
Inventory	(65,301)	(2,748)	(62,553)
Accounts payable	31,450	59,675	(28,225)
Accrued liabilities	157,749	76,764	80,985
Income taxes payable	(340,604)	35,140	(375,744)
All other	(7,910)	2,132	(10,042)

Cash provided from operating activities	$5,516	$225,298	$(219,782)

Financing Activities
Cash flow provided by financing activities was $25.7 million for the first quarter of fiscal 2009 and was primarily provided by the proceeds from the exercise of stock options and tax benefits from the exercise of stock options. The cash flow provided by financing activities in the first quarter of fiscal 2008 in the amount of $5.1 million was primarily attributable to proceeds from the exercise of stock options in the amount of $3.7 million.
Investing Activities
During the three months ended May 31, 2008, cash flow used in investing activities was $233.2 million and included capital asset additions of $195.7 million and intangible asset additions of $96.9 million, offset by cash flow provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions in the amount of $59.3 million. For the same period of the prior fiscal year, cash flow used in investing activities was $193.0 million and included capital asset additions of $66.8 million, intangible asset additions of $9.7 million, as well as transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisition, amounting to $116.5 million. The increase in capital asset spending was primarily due to increased investment in land and building purchases, renovations to existing facilities, expansion and enhancement of the BlackBerry infrastructure and computer equipment purchases. The increase in intangible asset spending was associated with two patent assignment and license agreements to acquire portfolios of patents for a total of $67.0 million. All acquired patents were recorded as Intangible assets and are being amortized over their estimated useful lives.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Auction Rate Securities
Auction rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers. As at May 31, 2008, the Company held $55.0 million in face value of investment grade auction rate securities of which $14.5 million continue to auction successfully. The remaining face value of $40.5 million are experiencing failed auctions as a result of more sell orders than buy orders, and these auctions have not yet returned to normal operations. The interest rate for these securities has been set at the maximum rate specified in the program documents (a predetermined basis points spread over LIBOR), and interest continues to be paid every 28 days as scheduled. As a result of the lack of continuing liquidity in these securities, the Company has adjusted the reported value to reflect an unrealized loss of $3.3 million, which the Company considers temporary and is reflected in other comprehensive income. In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk at this time. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the failing auction rate securities as long-term investments on the balance sheet. As at May 31, 2008, the Company does not consider these investments to be other-than-temporarily impaired.
Structured Investment Vehicle
A Structured Investment Vehicle (“SIV”) is a fund that seeks to generate investment returns by purchasing high grade long-term fixed income instruments and funding those purchases by issuing short-term debt instruments. In late 2007, widespread illiquidity in the market has prevented many SIVs from accessing necessary funding for ongoing operations. As at May 31, 2008, the Company held $25.0 million face value of SIV securities that were negatively impacted by the changes in market conditions. In fiscal 2008, the Company recorded an other-than-temporary impairment charge of $3.8 million on these investment securities. During the first quarter of fiscal 2009, the Company did not record any additional impairment charges associated with these investments.
In determining the value for these securities, the Company has considered available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s intent and ability to hold the debt securities.
The SIV holdings have been placed with an enforcement manager to be restructured or sold at the election of each senior note holder. The Company has elected to participate in the restructuring of the securities. The Company believes that the anticipated restructuring will likely result in extended maturities and/or a pro-rata distribution of proceeds from the income and principal payments on the assets underlying the securities. Given the uncertainty of the restructuring at this time, the Company cannot determine the potential impact that a restructuring will have on the value of these securities and has classified these securities as long-term investments. The Company may recognize additional impairment charges on these securities if the restructuring is unsuccessful or there is an other-than temporary deterioration in the value of the underlying assets.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
During the first quarter of fiscal 2009, $15.0 million face amount of SIV holdings was sold by the Company for a realized loss of $1.8 million. This loss was recorded in the fourth quarter of fiscal 2008 and was included in the other-than-temporary impairment charge as described above.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at May 31, 2008:

			One to		Greater
		Less than One	Three	Four to	than Five
	Total	Year	Years	Five Years	Years

Current portion of long-term debt	$7,419	$7,419	—	—	—
Operating lease obligations	139,548	15,274	45,819	24,648	53,807
Purchase obligations and commitments	2,982,540	2,982,540	—	—	—

Total	$3,129,507	$3,005,233	$45,819	$24,648	$53,807

Purchase obligations and commitments amounted to approximately $3.0 billion as of May 31, 2008, with purchase orders with contract manufacturers representing approximately $2.1 billion of the total. The Company also has commitments on account of capital expenditures of approximately $137.6 million included in this total, primarily for manufacturing, facilities and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations.
On June 23, 2008, the Company entered into an Assignment and License Agreement whereby the Company acquired a portfolio of patents for GSM technologies for a purchase price of 130 million Euros, or approximately $202 million based on current foreign exchange rates. The patents will be recorded as non-current assets and amortized over their estimated useful lives.
The Company has not declared any cash dividends in the last two fiscal years.
Cash and cash equivalents, short-term investments and long-term investments were $2.08 billion as at May 31, 2008. The Company believes its financial resources, together with expected future earnings, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.
The Company has a $100 million Demand Credit Facility (the “Facility”) to support and secure operating and financing requirements. As at May 31, 2008, the Company has utilized $18.2 million of the Facility for outstanding Letters of Credit and $81.8 million of the Facility is unused. The Company has pledged specific

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
investments as security for this Facility.
The Company has an additional $2.5 million Demand Credit Facility (the “Additional Facility”). The Additional Facility is used to support and secure other operating and financing requirements. As at May 31, 2008, the Company has utilized $1.5 million of the Additional Facility for outstanding letters of credit and $1 million of the Additional Facility is unused.
The Company’s long-term debt of $7.5 million as at May 31, 2008 consisted of mortgages with interest rates ranging between 6.88% and 7.90%, against which certain land and building are pledged as collateral. All mortgage loans are denominated in Canadian dollars and mature on March 1, 2009.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Exchange Act and under applicable Canadian securities laws.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the first quarter of fiscal 2009 are transacted in U.S. dollars. Portions of the revenues are denominated in British Pounds, Canadian dollars and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries and income taxes, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At May 31, 2008, approximately 13% of cash and cash equivalents, 30% of trade receivables and 7% of accounts payable and accrued liabilities are denominated in foreign currencies (June 2, 2007 — 11%, 33% and 12%, respectively). These foreign currencies primarily include the British Pound, Canadian dollar, and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the British Pound, Canadian dollar and Euro.
The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions and these contracts have been designated as cash flow hedges. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is recognized in earnings. The cash flow hedges were fully effective at May 31, 2008. As at May 31, 2008, the net unrealized gain on these forward contracts was approximately $23.6 million (June 2, 2007 — net unrealized gain of $29.0 million). Unrealized gains associated with these contracts were recorded in Other current assets and Accumulated other comprehensive income. Unrealized losses were recorded in Accrued liabilities and Accumulated other comprehensive income.
The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. These contracts are considered economic hedges that are not subject to hedge

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
accounting, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged asset or liability. As at May 31, 2008, a net unrealized gain of $3.0 million was recorded in respect of this amount (June 2, 2007 — net unrealized gain of $0.7 million). Unrealized gains associated with these contracts were recorded in Other current assets and Selling, marketing and administration. Unrealized losses were recorded in Accrued liabilities and Selling, marketing and administration.
Interest Rate
Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at May 31, 2008 is $2.0 million (June 2, 2007 — $1.8 million). While the Company sells to a variety of customers, two customers comprised 25% and 13% of trade receivables as at May 31, 2008 (March 1 , 2008 — three customers comprised 19% and 14% and 10%). Additionally, three customers comprised 22%, 18% and 11% of the Company’s first quarter of fiscal 2009 sales (first quarter fiscal 2008 sales — three customers comprised 27%, 13% and 10%).
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at May 31, 2008, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 38% (June 2, 2007 — 40%).
The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at May 31, 2008, no single issuer represented more than 7% of the total cash, cash equivalents and investments (June 2, 2007 — no single issuer represented more than 10% of the total cash, cash equivalents and investments).

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. During the first quarter of fiscal 2009, the Company did not record an other-than-temporary impairment charge. See “Liquidity and Capital Resources — Structured Investment Vehicle”.
Impact of Accounting Pronouncements Not Yet Implemented
Business Combinations
In December 2007, the FASB issued SFAS 141(R) Business Combinations. SFAS 141(R) replaces SFAS 141 Business Combinations. SFAS 141(R) is broader in scope than SFAS 141 which applied only to business combinations in which control was obtained by transferring consideration. SFAS 141(R) applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and the Company will adopt the standard in the first quarter of fiscal 2010 and its effects on future periods will depend on the nature and significance of any business combinations subject to this statement.
Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB 51
In December 2007, the FASB issued SFAS 160 Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB 51. SFAS 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of SFAS 160, the Company will adopt the standard in the first quarter of fiscal 2010 via retrospective application of the presentation and disclosure requirements. The Company does not expect the adoption of SFAS 160 to have a material effect on the consolidated financial statements; however, the effects on future periods will depend on the nature and significance of any purchase of noncontrolling interests subject to this statement.
Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133
In March 2008, the FASB issued SFAS 161 Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133. SFAS 161 enhances the current disclosure framework in SFAS 133 and requires enhanced disclosures about why an entity uses derivative instruments, how derivative instruments are accounted for under SFAS 133 and how derivative instruments and related

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008 and the Company is required to adopt the standard in the first quarter of fiscal 2010. The Company is currently evaluating the impact the adoption of SFAS 161 would have on its consolidated financial statements and the accompanying notes.
The Hierarchy of Generally Accepted Principles
In May 2008, the FASB issued SFAS 162 The Hierarchy of Generally Accepted Principles. SFAS 162 outlines the order of authority for the sources of accounting principles. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect SFAS 162 to have an impact on the consolidated financial statements.
Changes in Internal Control Over Financial Reporting
During the three months ended May 31, 2008, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

DOCUMENT 2

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands)(unaudited)
Consolidated Balance Sheets

	As at
	May 31,	March 1,
	2008	2008
Assets
Current
Cash and cash equivalents (note 3)	$984,217	$1,184,398
Short-term investments (note 3)	391,939	420,709
Trade receivables	1,427,101	1,174,692
Other receivables	98,491	74,689
Inventory (note 4)	461,568	396,267
Other current assets (note 12)	134,577	135,849
Deferred income tax asset (note 8)	133,515	90,750

	3,631,408	3,477,354
Long-term investments (note 3)	700,400	738,889
Capital assets (note 5)	861,281	705,955
Intangible assets (note 6)	550,428	469,988
Goodwill	114,455	114,455
Deferred income tax asset (note 8)	5,367	4,546

	$5,863,339	$5,511,187

Liabilities
Current
Accounts payable	$302,526	$271,076
Accrued liabilities (note 7)	837,218	690,442
Income taxes payable (note 8)	135,149	475,328
Deferred revenue	51,978	37,236
Current portion of long-term debt (note 14)	7,419	349

	1,334,290	1,474,431
Long-term debt	—	7,259

Deferred income tax liability (note 8)	62,247	65,058

Income taxes payable (note 8)	30,448	30,873

	1,426,985	1,577,621

Shareholders’ Equity
Capital stock (note 10)

Authorized — unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares Issued - 564,417,711 voting common shares (March 1, 2008 - 562,652,461)	2,188,911	2,169,856

Retained earnings	2,135,609	1,653,094
Paid-in capital	96,915	80,333
Accumulated other comprehensive income (note 12)	14,919	30,283

	4,436,354	3,933,566

	$5,863,339	$5,511,187

Commitments and contingencies (notes 7 and 14)
See notes to the consolidated financial statements.
On behalf of the Board:

Jim Balsillie	Mike Lazaridis
Director	Director

Research In Motion Limited
(United States dollars, in thousands)(unaudited)
Consolidated Statement of Shareholders’ Equity

				Accumulated
				Other
	Capital	Paid-In	Retained	Comprehensive
	Stock	Capital	Earnings	Income	Total

Balance as at March 1, 2008	$2,169,856	$80,333	$1,653,094	$30,283	$3,933,566

Comprehensive income
Net income	—	—	482,515	—	482,515
Net change in unrealized gains on investments available-for-sale	—	—	—	(8,040)	(8,040)
Net change in derivative fair value during the period	—	—	—	(7,910)	(7,910)
Amounts reclassified to earnings during the period	—	—	—	586	586

Shares issued:
Exercise of stock options (note 10)	15,044	—	—	—	15,044
Transfers to capital stock resulting from stock option exercises	4,011	(4,011)	—	—	—
Stock-based compensation (note 9)	—	9,900	—	—	9,900
Excess tax benefits from stock-based compensation (note 9)	—	10,693	—	—	10,693

Balance as at May 31, 2008	$2,188,911	$96,915	$2,135,609	$14,919	$4,436,354

See notes to the consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands, except per share data)(unaudited)
Consolidated Statements of Operations

	For the Three Months Ended
	May 31,	June 2,
	2008	2007
Revenue	$2,242,565	$1,081,911

Cost of sales	1,105,208	521,841

Gross margin	1,137,357	560,070

Expenses

Research and development	127,776	74,934
Selling, marketing and administration (note 13)	326,592	177,483
Amortization	36,552	23,795

	490,920	276,212

Income from operations	646,437	283,858

Investment income	18,977	16,447

Income before income taxes	665,414	300,305

Provision for income taxes (note 8)
Current	225,658	130,166
Deferred	(42,759)	(53,081)

	182,899	77,085

Net income	$482,515	$223,220

Earnings per share (note 11)

Basic	$0.86	$0.40

Diluted	$0.84	$0.39

See notes to the consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands)(unaudited)
Consolidated Statements of Cash Flows

	For the Three Months Ended
	May 31,	June 2,
	2008	2007
Cash flows from operating activities

Net income	$482,515	$223,220

Items not requiring an outlay of cash:

Amortization	56,679	37,716
Deferred income taxes	(42,751)	(48,795)
Income taxes payable	(425)	2,397
Stock-based compensation (note 9)	9,900	5,300
Other	(1,869)	3,047
Net changes in working capital items (note 16)	(498,533)	2,413

Net cash provided by operating activities	5,516	225,298

Cash flows from financing activities

Issuance of common shares (note 10)	15,044	3,737
Excess tax benefits from stock-based compensation (note 9)	10,693	1,400
Repayment of long-term debt	(83)	(66)

Net cash provided by financing activities	25,654	5,071

Cash flows from investing activities

Acquisition of long-term investments	(113,696)	(114,807)
Proceeds on sale or maturity of long-term investments	95,083	25,321
Acquisition of capital assets	(195,650)	(66,753)
Acquisition of intangible assets	(96,892)	(9,739)
Acquisition of short-term investments	(173,905)	(287,758)
Proceeds on sale and maturity of short-term investments	251,849	260,718

Net cash used in investing activities	(233,211)	(193,018)

Effect of foreign exchange gain (loss) on cash and cash equivalents	1,860	(2,251)

Net (decrease) increase in cash and cash equivalents for the period	(200,181)	35,100
Cash and cash equivalents, beginning of period	1,184,398	677,144

Cash and cash equivalents, end of period	$984,217	$712,244

See notes to the consolidated financial statements.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
1.	BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion’s (“RIM” or the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended March 1, 2008, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended May 31, 2008 are not necessarily indicative of the results that may be expected for the full year ending February 28, 2009.

The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending February 28, 2009 and March 1, 2008 comprise 52 weeks.

2.	ACCOUNTING PRONOUNCEMENTS

(a)	Adoption of Accounting Pronouncements

The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 159 The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115. SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 is effective for the Company as of the beginning of its 2009 fiscal year. The Company did not adopt the fair value measurement provisions of this statement.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 Fair Value Measurements. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 except as amended by FSP SFAS 157-1 and FSP SFAS 157-2 which is effective for fiscal years beginning after November 15, 2008. FSP SFAS 157-1 and FSP SFAS 157-2 allows partial adoption relating to fair value measurements for non-financial assets and liabilities that are not measured at fair value on a recurring basis. Effective March 2, 2008, the Company adopted SFAS 157, except as it applies to the non-financial assets and non-financial liabilities subject to FSP SFAS 157-2 with the impact described in note 3. The Company will adopt the remaining portion of SFAS 157 in the first quarter of fiscal 2010 and is currently evaluating the impact this adoption will have on its consolidated financial statements.

(b)	RECENTLY ISSUED PRONOUNCEMENTS

Business Combinations

In December 2007, the FASB issued SFAS 141(R) Business Combinations. SFAS 141(R) replaces SFAS 141 Business Combinations. SFAS 141(R) is broader in scope than SFAS 141 which applied only to business combinations in which control was obtained by transferring consideration. SFAS 141(R) applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and the Company will adopt the standard

1

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
in the first quarter of fiscal 2010 and its effects on future periods will depend on the nature and significance of any business combinations subject to this statement.

Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB 51

In December 2007, the FASB issued SFAS 160 Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB 51. SFAS 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of SFAS 160, the Company will adopt the standard in the first quarter of fiscal 2010 via retrospective application of the presentation and disclosure requirements. The Company does not expect the adoption of SFAS 160 to have a material effect on the consolidated financial statements; however, the effects on future periods will depend on the nature and significance of any noncontrolling interests subject to this statement.

Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133

In March 2008, the FASB issued SFAS 161 Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133. SFAS 161 enhances the current disclosure framework in SFAS 133 and requires enhanced disclosures about why an entity uses derivative instruments, how derivative instruments are accounted for under SFAS 133 and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008 and the Company is required to adopt the standard in the first quarter of fiscal 2010. The Company is currently evaluating the impact the adoption of SFAS 161 would have on its consolidated financial statements and the accompanying notes.

The Hierarchy of Generally Accepted Principles

In May 2008, the FASB issued SFAS 162 The Hierarchy of Generally Accepted Principles. SFAS 162 outlines the order of authority for the sources of accounting principles. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect SFAS 162 to have an impact on the consolidated financial statements and the accompanying notes.

3.	CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND LONG-TERM INVESTMENTS

Cash consists of demand deposits held at various financial institutions. Cash equivalents are highly liquid investments with maturities of three months or less at the date of acquisition. Short-term investments consist of liquid investments with remaining maturities of less than one year and any longer-maturity securities the Company expects to hold for less than one year. Investments with maturities in excess of one year are classified as long-term investments.

All cash equivalents and investments, other than cost method investments of $5.5 million, are categorized as available-for-sale and are carried at fair value with unrealized gains and losses recorded through other comprehensive income. In the event of a decline in value which is other than temporary, the investment is written down to fair value with a charge to earnings.

Fair Value Measurements

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an

2

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
•	Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

As at May 31, 2008	Level 1	Level 2	Level 3	Total

Assets
Available-for-sale investments	$—	$2,000,368	$59,704	$2,060,071
Derivative instruments	—	35,424	—	35,424

Total Assets	$—	$2,035,792	$59,704	$2,095,495

Liabilities
Derivative instruments	$—	$8,820	$—	$8,820
Mortgages	—	7,612	—	7,612

Total Liabilities	$—	$16,432	$—	$16,432

The following table summarizes the changes in fair value of the Company’s Level 3 assets at May 31, 2008:

As at May 31, 2008	Level 3

Balance at March 1, 2008	$59,418
Transfers in / (out) of Level 3	—
Unrealized changes in fair value included in other comprehensive income	(47)
Accrued interest	333
Net settlements	—

Balance at May 31, 2008	$59,704

3

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
4.	INVENTORY

Inventory is comprised as follows:

	As at
	May 31,	March 1,
	2008	2008

Raw materials	$199,149	$167,185
Work in process	269,879	239,610
Finished goods	14,634	9,233
Provision for excess and obsolete inventory	(22,094)	(19,761)

	$461,568	$396,267

5.	CAPITAL ASSETS

Capital assets are comprised of the following:

	As at May 31, 2008
		Accumulated	Net book
	Cost	amortization	value

Land	$71,015	$—	$71,015
Buildings, leaseholds and other	390,564	51,344	339,220
BlackBerry operations and other information technology	523,011	246,080	276,931
Manufacturing equipment	184,493	103,724	80,769
Furniture and fixtures	163,161	69,815	93,346

	$1,332,244	$470,963	$861,281

	As at March 1, 2008
		Accumulated	Net book
	Cost	amortization	value

Land	$54,085	$—	$54,085
Buildings, leaseholds and other	327,645	46,708	280,937
BlackBerry operations and other information technology	436,681	225,061	211,620
Manufacturing equipment	167,618	95,448	72,170
Furniture and fixtures	150,911	63,768	87,143

	$1,136,940	$430,985	$705,955

4

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
6.	INTANGIBLE ASSETS

Intangible assets comprise the following:

	As at May 31, 2008
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$59,674	$32,246	$27,428
Licenses	93,110	20,150	72,960
Patents	479,972	29,932	450,040

	$632,756	$82,328	$550,428

	As at March 1, 2008
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$59,674	$29,749	$29,925
Licenses	94,444	32,410	62,034
Patents	399,232	21,203	378,029

	$553,350	$83,362	$469,988

During the three months ended May 31, 2008, the additions to intangible assets primarily consisted of 2 separate patent assignment and license transactions that were entered into on March 31, 2008. One agreement was to acquire a portfolio of patents for GSM technologies for a purchase price of 35 million Euros, or $55 million. The other agreement was to acquire a portfolio of patents relating to wireless communication technologies for a purchase price of $12 million. The patents are recorded as Intangible Assets and amortized over their estimated useful lives.

7.	PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience, expectations of future return rates and unit warranty repair costs. The expense is recorded in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from these estimates.

5

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The change in the Company’s warranty expense and actual warranty experience for the three months ended May 31, 2008 as well as the accrued warranty obligations as at May 31, 2008 are set forth in the following table:

Accrued warranty obligations as at March 1, 2008	$84,548

Warranty costs incurred for the three months ended May 31, 2008	(21,978)
Warranty provision for the three months ended May 31, 2008	44,324

Accrued warranty obligations as at May 31, 2008	$106,894

8.	INCOME TAXES

For the first three months of fiscal 2009, the Company’s net income tax expense was $182.9 million or a net effective income tax rate of 27.5% compared to a net income tax expense of $77.1 million or a net effective income tax rate of 25.7% in the first three months of fiscal 2008.

The Company has not recorded a valuation allowance against its deferred income tax assets (June 2, 2007 — $nil).

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

The Company’s total unrecognized tax benefits as at March 1, 2008 and May 31, 2008 were $175.4 million and $173.2 million respectively. The decrease in unrecognized tax benefits during the first quarter of fiscal 2009 relates to the depreciation of the Canadian dollar versus the U.S. dollar and other measurement criteria. The Company’s total unrecognized tax benefits that, if recognized, would affect the Company’s effective tax rate were $175.4 million and $173.2 million as at March 1, 2008 and May 31, 2008 respectively.

A summary of open tax years by major jurisdiction is presented below:

Jurisdiction
Canada (1)	Fiscal 2001 - 2008
United States (1)	Fiscal 2003 - 2008
United Kingdom	Fiscal 2002 - 2008

(1)	Includes federal as well as provincial and state jurisdictions, as applicable.
The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes. Specifically, the Canada Revenue Agency (“CRA”) is currently examining the Company’s fiscal 2001-2005 Canadian corporate tax filings. The Company expects the CRA to conclude its examination in fiscal 2009. The CRA has also given the Company notice that it will begin examining the Company’s fiscal 2006, fiscal 2007 and fiscal 2008 Canadian corporate tax filings in fiscal 2009. The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on

6

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
its consolidated financial position, liquidity or results of operations. The Company believes it is reasonably possible that approximately $8.8 million of its gross unrecognized tax benefits will decrease during fiscal 2009.

The Company recognizes interest and penalties related to unrecognized tax benefits as interest expense that is netted and reported within Investment income. The amount of interest and penalties accrued as at May 31, 2008 and March 1, 2008 is approximately $5.1 million and $4.4 million, respectively.

9.	STOCK-BASED COMPENSATION

Stock Option Plan

The Company has an incentive stock option plan for directors, officers and employees of the Company and its subsidiaries. Options granted under the plan generally vest over a period of five years and are generally exercisable over a period of six years to a maximum of ten years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 8.7 million stock options vested and not exercised as at May 31, 2008. There are 13.0 million stock options available for future grants under the stock option plan.

The Company records stock compensation expense under SFAS 123(R) resulting in a charge to earnings and a credit to paid-in capital of $9.9 million in the first three months of fiscal 2009 ($5.3 million — first three months of fiscal 2008).

As a result of measures implemented by the Company’s Board of Directors following the Company’s Review (as more fully discussed in note 14(c)), certain outstanding stock options held by employees, directors and officers of the Company have been repriced to reflect a higher exercise price. Repriced options in fiscal 2009 include 3 stock option grants to 3 individuals in respect of options to acquire 17,700 common shares (fiscal 2008 — 87 stock option grants to 62 individuals in respect of options to acquire 9,426,000 common shares). In addition, during fiscal 2008, the Company received $8.7 million in restitution, inclusive of interest, related to incorrectly priced options that were exercised prior to fiscal 2008. As the repricing of options reflects an increase in the exercise price of the option, there is no incremental stock compensation expense related to these repricing events.

As previously disclosed, the Company’s Co-Chief Executive Officers voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing CAD $10.0 million (CAD $5.0 million by each Co-CEO) of those costs. As part of a settlement agreement reached with a pension fund, an additional CAD $5.0 million (CAD $2.5 million by each Co-CEO) was received in the third quarter of fiscal 2008. The Company received these voluntary payments in the second and third quarters of fiscal 2008 and were recorded net of income taxes as increases to paid-in capital.

A summary of option activity since March 1, 2008 is shown below.

7

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	Options Outstanding
		Weighted	Average
		Average	Remaining	Aggregate
	Number	Exercise Price	Contractual	Instrinsic
	(in 000’s)	per Option	Life in Years	Value

Balance as at March 1, 2008	16,466	$28.66

Granted during the period	—	—
Exercised during the period	(1,765)	8.59
Forfeited during the period	(7)	92.00

Balance as at May 31, 2008	14,694	$31.03	3.12	$1,584,619

Vested and expected to vest at May 31, 2008	14,287	$30.21	3.07	$1,552,525

Exercisable at May 31, 2008	8,739	$11.28	2.04	$1,115,048

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common stock on May 31, 2008 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on May 31, 2008. The intrinsic value of stock options exercised during the first three months of fiscal 2009, calculated using the average market price during the period, was approximately $114 per share.

A summary of unvested stock options since March 1, 2008 is shown below:

	Options Outstanding
		Weighted
		Average Grant
		Date Fair
	Number	Value Per
	(in 000’s)	Option

Balance as at March 1, 2008	7,257	$22.89

Granted during the period	—	—
Vested during the period	(1,295)	4.40
Forfeited during the period	(7)	42.72

Balance as at May 31, 2008	5,955	$26.89

As of May 31, 2008, there was $123.7 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 2.4 years. The total fair value of stock options vested during the three months ended May 31, 2008 was $5.7 million.

8

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Cash received from stock option exercises for the three months ended May 31, 2008 was $15.0 million (June 2, 2007 — $3.7 million). Tax benefits realized by the Company related to these exercises were $10.7 million and $1.4 million for the three months ended May 31, 2008 and June 2, 2007 respectively.

There were no stock option grants in the first quarter of fiscal 2009. In the first quarter of fiscal 2008 there were 393,000 stock options granted and the weighted average fair value of these grants was calculated using the Black-Scholes Merton (“BSM”) option-pricing model with the following assumptions:

For the three
months ended
June 2,
2007
Weighted average grant date fair value of stock options granted during the periods	$17.80

Assumptions:
Risk free interest rates	4.6%
Expected life in years	4.4
Expected dividend yield	0%
Volatility	41%
The Company has not paid a dividend in the previous eleven fiscal years and has no current expectation of paying cash dividends on its common shares. The risk-free interest rates utilized during the life of the stock options are based on a U.S. Treasury security for an equivalent period. The Company estimates the volatility of its common shares at the date of grant based on a combination of the implied volatility of publicly traded options on its common shares, and historical volatility, as the Company believes that this is a better indicator of expected volatility going forward. The expected life of stock options granted under the plan is based on historical exercise patterns, which the Company believes are representative of future exercise patterns.

Restricted Share Unit Plan (the “RSU Plan”)

The Company has a RSU Plan under which eligible participants include any officer or employee of the Company or its subsidiaries. Restricted Share Units (“RSUs”) are redeemed for either common shares issued by the Company, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. The Company has classified the RSUs as equity instruments as the Company has the ability and intent on settling the awards in shares. The compensation expense is calculated based on the fair value of the award as defined in SFAS 123(R) and the amount is recognized over the vesting period of the RSU.

The Company recorded compensation expense with respect to RSUs in the three months ended May 31, 2008 in the amount of $0.1 million (June 2, 2007 — $nil). The Company did not issue any RSUs in the three month period ended May 31, 2008 and there were 5,000 RSUs outstanding as at May 31, 2008 (March 1, 2008 — 5,000).

Deferred Share Unit Plan (the “DSU Plan”)

The Company has a DSU Plan under which each independent director will be credited with Deferred Share Units (“DSUs”) in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU plan replace the stock option awards that were historically granted to independent members of the Board of Directors. At a minimum, 50% of each independent director’s annual retainer will be satisfied in the form of DSUs. The director can elect to receive the remaining 50% in any combination of cash and DSUs. Within a specified period after such a director ceases to be a director, DSUs will

9

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company’s shares over the five trading days preceding the redemption date. Alternatively, subject to receipt of shareholder approval, the Company may elect to redeem DSUs by way of shares purchased on the open market or issued by the Company.

DSUs are accounted for as liability-classified awards under the provisions of SFAS 123(R). These awards are measured at their fair value on the date of issuance, and remeasured at each reporting period, until settlement. DSUs are to be awarded on a quarterly basis in future years.

The Company issued 1,548 DSUs in the period ended May 31, 2008. There are 10,474 DSUs outstanding at May 31, 2008. The Company had a liability of $1.5 million in relation to issued DSUs as at May 31, 2008 (March 1, 2008 — $1.0 million).

10.	CAPITAL STOCK

The Company declared a 3-for-1 stock split of the Company’s outstanding common shares on June 28, 2007. The stock split was implemented by way of a stock dividend. Shareholders received two common shares of the Company for each common share held. The stock dividend was paid on August 20, 2007 to common shareholders of record at the close of business on August 17, 2007. All share, earnings per share and stock option data for the prior comparative period have been adjusted to reflect this stock dividend.

	Shares
	Outstanding	Amount

	(000’s)
Common shares outstanding as at March 1, 2008	562,652	$2,169,856

Exercise of stock options	1,766	15,044
Transfers to capital stock resulting from stock option exercises	—	4,011

Common shares outstanding as at May 31, 2008	564,418	$2,188,911

The Company had 564.5 million voting common shares outstanding, 14.6 million stock options to purchase voting common shares outstanding, 5,000 restricted share units outstanding and 10,474 deferred share units outstanding as at June 24, 2008.

11.	EARNINGS PER SHARE

As described in note 10, a three-for-one stock split was implemented by way of a stock dividend to shareholders of record at the close of business on August 17, 2007. All share, earnings per share and stock option data for the prior comparative period have been adjusted to reflect this stock dividend.

10

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The following table sets forth the computation of basic and diluted earnings per share:

	For the three months ended
	May 31,	June 2,
	2008	2007

Net income for basic and diluted earnings per share available to common stockholders	$482,515	$223,220

Weighted-average number of shares outstanding (000’s) — basic	563,564	557,853

Effect of dilutive securities:
Stock options (000’s)	11,086	13,209

Weighted-average number of shares and assumed conversions (000’s) — diluted	574,650	571,062

Earnings per share — reported
Basic	$0.86	$0.40
Diluted	$0.84	$0.39

11

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
12.	COMPREHENSIVE INCOME

The components of comprehensive income are shown in the following tables:

	For the three months ended
	May 31,	June 2,
	2008	2007

Net income	$482,515	$223,220
Net change in unrealized gains on available-for-sale investments	(8,040)	(1,756)
Net change in derivative fair value during the period, net of income tax recovery of $3,934 (June 2, 2007 - income tax expense of $12,837)	(7,910)	24,448
Amounts reclassified to earnings during the period, net of income tax recovery of $288 (June 2, 2007 - income tax expense of $141)	586	(269)

Comprehensive income	$467,151	$245,643

The components of accumulated other comprehensive income are as follows:

	As at
	May 31,	March 1,
	2008	2008

Accumulated net unrealized gains (losses) on available-for-sale investments	$(967)	$7,073
Accumulated net unrealized gains on derivative instruments	15,886	23,210

Total accumulated other comprehensive income	$14,919	$30,283

The fair value of derivative instruments of $26.6 million (March 1, 2008 — $27.7 million) is included in Other current assets $35.4 million (March 1, 2008 — $47.5 million) and Accrued liabilities $8.8 million (March 1, 2008 — $19.8 million) on the Consolidated Balance Sheets.

13.	FOREIGN EXCHANGE GAINS AND LOSSES

Selling, marketing and administration expense for the first three months of fiscal 2009 includes $3.4 million with respect to a foreign exchange loss (fiscal 2008 — foreign exchange loss of $2.3 million). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.

12

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
14.	COMMITMENTS AND CONTINGENCIES

(a)	Credit Facility

The Company has a $100 million Demand Credit Facility (the “Facility”) to support and secure operating and financing requirements. As at May 31, 2008, the Company has utilized $18.2 million of the Facility for outstanding letters of credit and $81.8 million of the Facility is unused. The Company has pledged specific investments as security for this Facility.

The Company has an additional $2.5 million Demand Credit Facility (the “Additional Facility”). The Additional Facility is used to support and secure other operating and financing requirements. As at May 31, 2008, the Company has utilized $1.5 million of the Additional Facility for outstanding letters of credit and $1 million of this facility is unused.

The Company’s long-term debt of $7.5 million as at May 31, 2008 consisted of mortgages with interest rates ranging between 6.88% and 7.90%, against which certain land and building are pledged as collateral. All mortgage loans are denominated in Canadian dollars and mature on March 1, 2009.

(b)	Litigation

By letter dated February 3, 2005 (the “Letter”), TMO-DG delivered to RIM-UK a notice of a claim for indemnity in relation to litigation in Düsseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the “Litigation”) for infringement of the B1 Patent. The Company joined the Litigation as an intervening party in support of the defendant TMO-DG. The Company also filed an invalidity action in the patent court in Munich Germany. On January 27, 2006, the Munich court declared the B1 Patent invalid. Inpro has appealed the Munich court’s decision and an appeal will not be heard until some time in 2009. On March 21, 2006, the Düsseldorf court stayed the infringement action until a final decision on validity has been made. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at May 31, 2008.

On May 1, 2006, Visto Corporation (“Visto”) filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division (the “Marshall District Court”), against the Company alleging infringement of four patents (United States Patent Nos. 6,023,708, 6,085,192, 6,151,606 and 6,708,221) and seeking an injunction and monetary damages. On May 1, 2006, RIM filed a declaratory judgment complaint against Visto in the United States District Court for the Northern District of Texas (Dallas Division) (the “Dallas District Court”) alleging that the Visto 6,085,192, 6,151,606, and 6,708,221 patents are invalid and/or not infringed. RIM filed an amended declaratory judgment complaint in the Dallas District Court on May 12, 2006 adding claims against Visto for infringement of United States Patent Nos. 6,389,457 and 6,219,694, which are owned by RIM. Visto responded to RIM’s amended complaint on July 5, 2006 by filing declaratory judgment claims in the Dallas District Court that the RIM 6,389,457 and 6,219,694 patents are invalid and/or not infringed. On June 16, 2006, RIM filed a declaratory judgment complaint against Visto in the Dallas District Court alleging that Patent No. 7,039,679 is invalid and/or not infringed. The declaratory judgment filed by RIM in the Dallas District Court against Visto’s United States Patent Nos. 6,085,192, 6,151,606 and 6,708,221 has been dismissed. This will proceed as part of the Visto suit in the Eastern District of Texas. The RIM complaint filed in the Dallas District Court against Visto for infringement of RIM’s United States Patent Nos. 6,389,457 and 6,219,694 was consolidated with the declaratory judgment action filed by RIM against Visto’s patent No. 7,039,679 into one case. RIM’s complaint filed against Visto for infringement of RIM’s United States Patent Nos. 6,389,457 and

13

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
6,219,694 (consolidated with the declaratory judgment filed by RIM against Visto patent No, 7,039,679) was dismissed to allow RIM to re-file those complaints in the Marshall District Court. RIM’s motion to amend its response to add an infringement claim under the RIM 6,389,457 and 6,219,694 patents, along with a declaratory judgment complaint against Visto patent 7,039,679, to the Marshall District Court action was granted on March 6, 2007. RIM’s motion to transfer Visto’s declaratory judgment counterclaims filed on July 5, 2006 (against the RIM Patents, US 6,389,457 and 6,219,694) from the Northern District of Texas Court to the Eastern District of Texas Court was granted on May 17, 2007. All of RIM’s and Visto’s claims and counterclaims filed in the Northern District of Texas will now be heard in the Eastern District of Texas case. As of September 21, 2007, the United States Patent & Trademark Office (“USPTO”) has issued office actions in re-examination proceedings, rejecting all claims of each of the five patents asserted against RIM in the patent infringement action filed by Visto in the Eastern District of Texas against RIM on April 28, 2006. On March 14, 2008 the USPTO issued final office actions rejecting all the claims of the 7,039,679, 6,151,606 patents and the majority of the claims of the 6,085,192 patent. On June 20, 2008, the USPTO issued a non-final office action rejecting all claims of the 6,085,192 patent and an advisory action allowing one independent claim and some dependent claims of the 7,039,679 patent. A claim construction hearing was held on November 1, 2007, in the Eastern District of Texas action. The Magistrate assigned to handle the claim construction hearing granted leave to both RIM and Visto to file supplemental briefs based on Visto’s response to the re-examination proceedings before the USPTO. On April 30, 2008, the Court provided its Markman Order with its construction of claim terms of the Visto and RIM patents RIM has filed a motion to stay the case pending final disposition of the re-examination proceedings which has not yet been decided upon by the Court. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at May 31, 2008.

On August 28, 2007, Visto filed a new complaint in the United States Court for the Eastern District of Texas, Marshall Division, against the Company alleging infringement of two United States Patents (United States Patent Nos. 5,857,201 and 6,324,542). On October 18, 2007, RIM filed its answer to Visto’s complaint in the Eastern District of Texas. On January 8, 2008, Visto filed an amended complaint adding United States Patent No. 5,968,131. On January 29, 2008, RIM filed an answer to the amended complaint. Proceedings are ongoing with jury selection set for August 2, 2010. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at May 31, 2008.

On June 15, 2007, RIM filed in the United States District Court for the Northern District of California a complaint against Visto for infringement of U.S. Patent No. 5,889,839, which is owned by RIM. On July 9, 2007, Visto filed its answer to RIM’s complaint asserting defences based on non-infringement, invalidity and unenforceability. On August 29, 2007, Visto filed a motion to amend Visto’s answer and add counterclaims of infringement by RIM of United States Patent Nos. 7,255,231 and 7,228,383 in the Northern District of California case. On February 28, 2008, the California Court granted RIM’s request to stay Visto’s counterclaims of infringement of the 7,255,231 and 7,228,383 patents pending their re-examination by the USPTO. On June 9, 2008, the California Court granted Visto’s request to stay RIM’s claims of infringement of the 5,889,839 patent pending their re-examination by the USPTO. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at May 31, 2008.

On July 5, 2006, RIM commenced an action in the Federal Court of Canada against Visto for infringement of RIM’s Canadian Patent Nos. 2,245,157; 2,356,073 and 2,356,046. On June 1, 2007, RIM commenced an action in the Ontario Superior Court of Justice against Visto Corporation and two of its executive officers. The action seeks damages for conspiracy, for false and misleading statements in contravention of the Competition Act, for contravention of the Trade-marks Act, for injurious falsehood and for unlawful interference with RIM’s economic relations. On May 21, 2008, the Federal Court issued a judgment finding Visto to have infringed the three RIM patents in suit in Canada. Proceedings are currently pending to determine the damages for Visto’s infringement of RIM’s patents.

14

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
On October 30, 2006, RIM commenced an action against Visto in the High Court of Justice (Chancery Division, Patents Court) in London, England. The action sought a declaration that Visto’s U.K. patent [EP (UK) 0,996,905] is invalid and should be revoked. On December 5, 2006, RIM requested that the court decide that RIM’s actions in the U.K. do not infringe the same patent. RIM sent to Visto a non-confidential Product and Process Description (“PPD”) providing a technical description of RIM’s products offered in the U.K. On February 2, 2007, Visto acknowledged that RIM’s products described in the non-confidential PPD do not infringe Visto’s U.K. patent [EP (UK) 0,996,905]. However, on February 2, 2007 Visto also filed a defence and counterclaim alleging that another RIM product allegedly not in the non-confidential PPD, the Mail Connector product, does infringe Visto’s U.K. patent [EP (UK) 0,996,905]. Visto also alleged that the action filed by RIM in Italy (see below) was filed in bad faith or with gross negligence and that filing the proceedings in Italy amounts to the tort of abuse of process. Visto further has asked the Court to order revocation of RIM’s U.K. patents [EP (UK) 1 096 727] and [EP (UK) 1 126 662]. RIM presented a jurisdictional challenge to Visto’s abuse of process claims related to RIM’s filing of the action in Italy on the basis that the UK Court did not have jurisdiction in the UK for the abuse of process claims. The Court decided in RIM’s favour in a hearing held on April 3, 2007 on RIM’s jurisdictional challenge, and Visto appealed the Court’s decision. On April 13, 2007, in view of the fact that Visto acknowledged that RIM’s products described in the PPD do not infringe the Visto UK patent, RIM served a notice of discontinuance that it was withdrawing its request that the Court decide that the RIM products described in the PPD do not infringe the Visto UK patent. A hearing was held in the UK Court on August 7, 2007 on an application filed by Visto requesting a stay of the litigation. The UK Court denied Visto’s request for a stay. The trial on the invalidity and non-infringement of Visto’s patents proceeded in the UK Court on January 23, 2008. On February 28, 2008, the UK Court rendered a decision wherein it held that Visto’s ‘905 UK patent was invalid for lack of inventive step and not being patentable subject matter. On March 6, 2008, the English Court of Appeal also denied Visto’s appeal in relation to the abuse of process claims. Proceedings are currently pending to determine RIM’s entitlement to costs.

On December 27, 2006, RIM commenced an action in Italy in the Court of Milan, Specialized Division in Industrial and Intellectual Property. RIM is requesting that the court declare the Italian portion of Visto’s patent No. EP0996905 invalid and declare that RIM’s activities in Belgium, France, Italy, Germany, the Netherlands and Spain do not infringe patent EP0996905. On May 28, 2007, Visto filed a request with the Court of Milan that the Court hold a hearing on the issue of whether the Court has jurisdiction to decide that RIM’s activities in Belgium, France, Italy, Germany, the Netherlands and Spain do not infringe patent EP 0996905. On May 27, 2008, the Court scheduled an oral hearing for December 16, 2008. Proceedings are currently pending.

On May 31, 2006, RIM filed a declaratory judgment action in the United States Court for the Northern District of Texas, Dallas Division, against DataQuill BVI, Ltd. in which RIM seeks a ruling that the United States Patent 6,058,304 (“the ‘304 Patent”) is invalid and not infringed by RIM products. On August 15, 2006, DataQuill filed a motion to dismiss to which RIM filed a response on September 15, 2006. On March 27, 2007, the U.S. District Court for the Northern District of Texas issued an order denying DataQuill’s Motion to Dismiss. On April 13, 2007, RIM filed an amended complaint which added a declaratory judgment counterclaim to the suit seeking a ruling that DataQuill’s continuation patent of the 304 patent, United States Patent 7,139,591 (“the ‘591 Patent”) is invalid and not infringed by RIM products. On April 24, 2007, DataQuill filed its answer to RIM’s declaratory judgment complaint. DataQuill counterclaimed for infringement of the ‘304 and ‘591 Patents and is seeking an injunction and monetary damages. On May 9, 2008, the Northern District of Texas granted the parties joint motion to amend the scheduling order and reset the trial date for April 20, 2009. Mediation is scheduled for June 26, 2008. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at May 31, 2008.

15

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
On June 6, 2007, Minerva Industries (“Minerva”) filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division (the “Marshall District Court”), against the Company alleging infringement of United States Patent No. 6,681,120 and seeking an injunction and monetary damages. On January 22, 2008, Minerva filed a second complaint in the Marshall District Court against the Company alleging infringement of United States Patent No. 7,321,783 and seeking an injunction and monetary damages. RIM answered the first Complaint on January 28, 2008 and the second Complaint on March 14, 2008. A motion is pending to consolidate both actions against RIM with similar actions pending in the Marshall District Court. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at May 31, 2008.

On October 18, 2007, Saxon Innovations, LLC, filed a complaint in the United States District Court for the Eastern District of Texas, Tyler Division, against RIM and thirteen other defendants alleging infringement of United States Patents Nos. 5,592,555, 5,771,394, 5,502,689, and 5,247,621 and seeking an injunction and monetary damages. RIM’s answer to the complaint was originally due January 7, 2008; however, RIM received an extension of time to file answer and the answer was filed on March 5, 2008. A trial date has been set for May 2010. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at May 31, 2008.

On November 9, 2007, AutoText Technologies, Inc. (“AutoText”) filed a complaint in the United States District Court for the Northern District of Ohio, Eastern Division, against the Company and twenty-three other defendants alleging infringement of United States Patent No. 5,305,205 seeking an injunction and undisclosed monetary damages. AutoText did not serve its complaint on RIM in this litigation. On January 9, 2008, AutoText voluntarily dismissed its own case against RIM.

On December 20, 2007, TeleCommunication Systems, Inc. (“TCS”) filed a complaint in the U.S. District Court for the Eastern District of Virginia, against the Company alleging infringement of United States Patent No. 6,871,215 and seeking monetary damages and an injunction. On March 12, 2008, in response to a joint motion filed by both parties, the Court granted a 30 day extension to RIM’s Answer date so that the parties can pursue settlement negotiations. On April 11, 2008, TCS voluntarily dismissed its lawsuit against RIM in the Eastern District of Virginia pursuant to a standstill agreement that the parties signed earlier the same day. The parties have settled the lawsuit for an amount that is not material to these consolidated financial statements.

On February 16, 2008, the Company filed a complaint in the United States District Court for the Northern District of Texas (Dallas Division) (the “Dallas District Court”) against Motorola alleging breach of contract, antitrust violations, patent infringement of United States Patent Nos. 5,664,055; 5,699,485; 6,278,442; 6,452,588; 6,489,950; 6,611,254, 6,661,255; 6,919,879 and 7,227,536 and seeking a declaratory judgment of non-infringement and invalidity against Motorola United States Patent Nos. 5,359,317; 5,074,684; 5,764,899; 5,771,353; 5,958,006; 5,706,211 and 6,101,531. On February 21, 2008, RIM filed a second complaint in the Dallas District Court seeking a declaratory judgment of non-infringement and invalidity of Motorola United States Patent Nos. 5,157,391; 5,394,140; 5,612,682 and 5,974,447. On April 10, 2008, Motorola filed a motion to dismiss RIM’s antitrust and contract claims or, in the alternative, to bifurcate and stay RIM’s antitrust and contract claims until the resolution of the co-pending patent claims. Motorola also asked the Court to dismiss, stay and or transfer to the Eastern District of Texas RIM’s declaratory judgment claims against Motorola’s patents. Pleadings on this motion closed on June 2, 2008. Proceedings are currently pending.

On February 16, 2008, Motorola filed a complaint against the Company in the Eastern District of Texas, Marshall Division alleging infringement of United States Patent Nos. 5,157,391; 5,359,317; 5,394,140; 5,612,682; 5,764,899; 5,771,353 and 5,974,447. On February 20, 2008, Motorola filed an amended complaint adding United

16

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
States Patent Nos. 5,074,684; 5,706,211; 5,958,006 and 6,101,531 to the complaint. On March 31, 2008, RIM filed a motion to transfer Motorola’s Eastern District of Texas case involving Motorola’s patents to the Northern District of Texas. Pleadings on this motion closed on May 20, 2008.

On February 16, 2008, Motorola filed another complaint in the District of Delaware against the Company seeking a declaratory judgment of non-infringement and invalidity related to United States Patent Nos. 5,664,055 and 5,699,485 assigned to RIM as well as United States Patent Nos. 6,611,254, 6,661,255 and 6,919,879. On February 20, 2008, the complaint was amended to include RIM’s United States Patent Nos. 6,278,442; 6,452,588; 6,489,950 and 7,227,536. On March 31, 2008, RIM filed a motion to transfer Motorola’s District of Delaware case involving RIM’s patents to the Northern District of Texas. Pleadings on this motion closed on May 20, 2008. On April 10, 2008, RIM filed its answer and counterclaims to Motorola’s amended complaint. Motorola filed its reply to RIM’s counterclaims on April 30, 2008. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at May 31, 2008.

From time to time, the Company is involved in other claims in the normal course of business. The following additional patent suits were filed by the Company or against the Company since the end of fiscal 2008:

Aloft Media LLC. — On March 6, 2008, Aloft Media LLC filed a complaint against the Company in the Eastern District of Texas Marshall Division alleging infringement of United States Patent No. 7,330,715. This patent generally relates to transferring contact information using a cell phone.

FlashPoint Technology Inc. — On March 7, 2008, FlashPoint Technology Inc. filed a patent infringement lawsuit against Research In Motion LTD and Research In Motion Corporation in the District of Delaware. The patents-in-suit include U.S. Patent Nos. 6,118,480, 6,177,956, 6,222,538, 6,223,190, 6,249,316, 6,486,914 and 6,504,575. These patents are generally directed to digital camera and imaging technologies.

IPCom GmbH — On May 20, 2008, Research In Motion Limited filed a lawsuit in Italy against IPCom GmbH for declaratory judgment of invalidity of several IPCom GmbH patents. On May 21, 2008, Research In Motion Limited filed a lawsuit in the U.K. against IPCom GmbH for declaratory judgment of invalidity of several claimed standards-essential IPCom GmbH patents. On May 27, 2008, Research In Motion Limited filed a lawsuit in the U.S. District Court for the Northern District of Texas against IPCom GmbH for declaratory judgment of non-infringement and invalidity of several IPCom GmbH patents. On May 23, 2008, IPCom GmbH filed suit against Research In Motion Limited for infringement of four claimed standards essential German and European patents in the Hamburg, Germany court.

Wi-LAN, Inc. — On June 19, 2008, Wi-LAN, Inc. filed a patent infringement lawsuit against Research In Motion Limited and Research In Motion Corporation in the Eastern District of Texas. The patents in suit include U.S. Patent Nos. 5,282,222 and RE37,802. These patents are generally directed to 802.11 (wifi) and cdma2000 wireless communications standards.

St. Clair Inc. — On June 20, 2008, St. Clair Intellectual Property Consultants, Inc. filed a patent infringement lawsuit against Research In Motion Limited and Research In Motion Corporation in the District of Delaware. The patents in suit include U.S. Patent Nos. 5,138,459, 6,094,219, 6,233,010 and 6,323,899. These patents are generally directed to image processing in digital cameras.

Additional lawsuits, including purported class actions and derivative actions, may be filed based upon allegations substantially similar to those described in the Amended Notice of Application or otherwise relating to the Company’s historical stock option granting practices. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are

17

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

(c)	Other

In fiscal 2007, the Company restated its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows, and consolidated statements of shareholders’ equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosure (the “Restatement”), to reflect additional non-cash stock compensation expense relating to certain historical stock-based awards. The Restatement did not result in a change in the Company’s previously reported revenues, total cash and cash equivalents or net cash provided by operating activities. The Restatement was the result of a voluntary internal review (the “Review”) by the Company of its historical stock option granting practices. The Review identified three significant types of accounting errors: the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Company’s stock option plan (the “Stock Option Plan”) until February 27, 2002, the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, and the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. The Review determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain awards.

Each of the Securities and Exchange Commission, the Ontario Securities Commission and the office of the United States Attorney for the Southern District of New York has commenced investigations in connection with the Company’s stock option granting practices. The Company continues to cooperate with each of these agencies. While it is not possible to predict at this time what action may result from the investigations, the Company anticipates that RIM or certain of its directors or officers may be subject to potential enforcement action or prosecution, which if successful, could result in civil or criminal penalties or other remedies. Due to uncertainties related to the potential outcomes of the investigations, the Company is unable to assess what, if any, exposure or loss it may incur as a result of the outcomes of these investigations. As such, no amounts have been accrued in the Company’s financial statements for any potential loss.

18

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
15.	SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable business segment. The Company’s operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Selected financial information is as follows:

	For the three months ended
	May 31,	June 2,
	2008	2007

Revenue

Canada	$175,563	$66,640
United States	1,395,313	607,841
United Kingdom	138,403	104,215
Other	533,286	303,215

	$2,242,565	$1,081,911

Revenue

Canada	7.8%	6.2%
United States	62.2%	56.2%
United Kingdom	6.2%	9.6%
Other	23.8%	28.0%

	100.0%	100.0%

19

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	For the three months ended
	May 31,	June 2,
	2008	2007

Revenue mix

Devices	$1,838,337	$824,053
Service	292,376	173,585
Software	66,541	54,467
Other	45,311	29,806

	$2,242,565	$1,081,911

	As at
	May 31,	March 1,
	2008	2008

Capital assets, intangible assets and goodwill

Canada	$1,349,960	$1,166,451
United States	105,836	60,354
United Kingdom	47,508	43,150
Other	22,860	20,443

	$1,526,164	$1,290,398

Total assets

Canada	$2,139,310	$1,921,202
United States	1,891,817	1,738,508
United Kingdom	1,596,314	1,669,366
Other	235,898	182,111

	$5,863,339	$5,511,187

20

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
16.	CASH FLOW INFORMATION

Cash flows resulting from net changes in working capital items are as follows:

	For the three months ended
	May 31,	June 2,
	2008	2007

Trade receivables	$(252,409)	$(145,720)
Other receivables	(23,802)	(17,386)
Inventory	(65,301)	(2,748)
Other current assets	(20,783)	(6,821)
Accounts payable	31,450	59,675
Accrued liabilities	157,749	76,764
Income taxes payable	(340,179)	32,743
Deferred revenue	14,742	5,906

	$(498,533)	$2,413

17.	SUBSEQUENT EVENT

On June 23, 2008, the Company entered into an Assignment and License Agreement whereby the Company acquired a portfolio of patents for GSM technologies for a purchase price of 130 million Euros, or approximately $202 million based on current foreign exchange rates. The patents will be recorded as non-current assets and amortized over their estimated useful lives.

21

DOCUMENT 3

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, James Balsillie, Co-Chief Executive Officer of Research In Motion Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Research In Motion Limited (the “Issuer”) for the interim period ending May 31, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and
5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.
DATED:  June 27, 2008

/s/ James Balsillie
James Balsillie
Co-Chief Executive Officer

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, MiKE Lazaridis, Co-Chief Executive Officer of Research In Motion Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Research In Motion Limited (the “Issuer”) for the interim period ending May 31, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and
5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.
DATED:  June 27, 2008

/s/ Mike Lazaridis
Mike Lazaridis
Co-Chief Executive Officer

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Brian Bidulka, Chief Accounting Officer of Research In Motion Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Research In Motion Limited (the “Issuer”) for the interim period ending May 31, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and
5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.
DATED:  June 27, 2008

/s/ Brian Bidulka
Brian Bidulka
Chief Accounting Officer

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited

(Registrant)

Date: June 27, 2008	By:	/s/ Brian Bidulka
Name: Brian Bidulka
Title: Chief Accounting Officer